May 26, 2005

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Amendment No. 3 to Registration Statement on Form S-11,
Filed
May 13, 2005
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your revisions in response to comment 37 from our last comment letter. In light of the fact that the "guarantors" of the Vibra loans are entities that "do not have substantial assets", it is unclear how these entities provide a guaranty, as the term is typically understood. Please revise your disclosure accordingly since the plain meaning of such term would imply that the company has relevant recourse in the event of a default under the loan, which does not appear to be the case. In addition, please supplementally advise us as to what future activities, if any, you anticipate the Vibra entities will conduct that would render their guarantee of this loan more meaningful.

Summary

	Other Letters of Commitment, page 5

2. It does not appear that any of the proposed transactions listed under this heading represent commitments of the registrant. We note, for example, that DVH has no obligation to present you with a development agreement, and absent such an agreement, you have no obligation to provide development funds to DVH. In addition, with respect to the two transactions with unidentified tenants, your obligation to purchase the property is contingent upon the tenant first entering into an agreement and subsequently purchasing such properties. In the case of the second transaction, the tenant has not even entered into a letter of intent to purchase the property. In light of the preliminary nature of these proposed transactions and the fact that proceeds from the proposed offering will not be used to fund them, it is not appropriate to highlight them in the summary. Please remove your description of these items from the summary.

3. In light of the substantial conditions in place with respect to the "Letters of Commitment" described here and elsewhere in the prospectus, please revise your disclosure throughout the prospectus to refer to these proposed transactions in a way that makes clear that there is no "commitment" at this time to complete them.

	Summary Risk Factors, page 7

4. Please include a summary risk factor regarding the underwriter conflict of interest risk described on page 39.

The Offering, page 14

5. Please revise the use of proceeds bullet points to conform to the bullet points on page 41.

Risk Factors, page 16

6. We note your response to comment 10. However, it still may be unclear to an investor that the risk factors disclose all known material risks. Please revise accordingly.

We may not consummate the transactions contemplated by our other letters of commitment, which could adversely affect our ability to make distributions to our stockholders, page 18

7. Please disclose, if true, that DSI is not obligated to present you with a development agreement and, if that were to occur, you would have no obligation to provide funding to DSI.

Our Portfolio, page 72

	Vibra Facilities and Loans, page 73

8. Please disclose the fixed charge coverage ratio not complied with by Vibra.

	Our Pending Acquisitions and Developments, page 83

9. We refer to the Bloomington, Indiana and Houston, Texas transactions where the facilities will be operated by newly-formed entities that have no significant operations to date. Please describe how these entities will be able to run the facilities and make rental payments to you.

	Other Letters of Commitment, page 91

10. Please revise the date of your May 9th letter of commitment referenced on page 93. In addition, please disclose the tenants with whom you executed letters of commitment on May 3, 2005 and May 9, 2005.

Selling Stockholders, page 108

11. Please advise us as to whether you expect to have information regarding the selling securityholders in this offering prior to the printing of red herrings and circulation of a preliminary prospectus.
We may have comments on your disclosure within this section.

Financial Statements and Notes

12. Update Vibra financial statements in your next amendment to the
Registration Statements. Financial statements for the lessee should be included for the periods specified in Rules 3-01 and 3-02 of Regulation S-X.

13. Refer to independent auditors` consent within exhibit 23.1.
Please have your auditors provide conforming signature in the consent within exhibit 23.1 in your next amendment to the Registration
Statement.

14. Refer to response to comment 3. We will await the inclusion of pro forma per share information in your next amendment to the Registration Statement.

15. We have read and considered your response to comment 29. We understand that you plan to exercise your purchase option to acquire
Hammond facility within 12 months of January 2005. Explain to us your basis not to provide pro forma effects of the rental operations of Hammond facility given it is a probable acquisition or revise to include this information. If the acquisition is not probable you should revise accordingly to only show the pro forma impact of the loan and related interest.

16. We note on page 93 that you have entered into letters of commitment with two tenants to purchase two hospital facilities in California for $45.8 million. Explain to us why you did not include the pro forma effects of these probable acquisitions in the pro forma financial statements. If these acquisitions are not probable at this time, clearly state that and the basis for your determination.

17. We have reviewed your response to comment 37. Please provide clarifying disclosure in your document to explain the basis for the financial statements you have presented. In this regard, you should explain why you believed financial statements of the lessee were more meaningful than the financial statements of the property and the guarantors due to the lack of rental history and the lack of substantive assets of the guarantors.

Tax Opinion

18. The second, third and sixth assumptions appear to relate to future events that are beyond the scope of the opinion. The opinion with respect to "proposed operations" already appears to be limited to the operations as described in the registration statement, the company representation letter and other documents as of the date of the opinion. Please revise or advise.

19. Please revise the fourth assumption to exclude the company from the definition of "Partner."

20. Please supplementally advise us why you are incorporating the tax section of the prospectus into the opinion.

21. Please revise opinion (a) to refer to the registration statement, rather than "as represented to us." Since investors do not have access to the tax representation letter, such a reference may obscure the scope of the opinion. We note that it is appropriate for counsel to rely on your representations as to factual matters.

22. Please revise the penultimate paragraph to reflect that after-market purchasers in the offering may rely on the opinion. The current disclosure refers to "holders of the common stock."

Directed Share Program Materials

23. Please revise the materials to clarify that shares purchased in this program will be subject to lock-up restrictions. Refer to page
153 of the prospectus.

Supplemental Materials

24. We note your supplemental response to comments 3 and 4 of our letter dated November 24, 2004. However, it does not appear that you have provided supporting materials in response to comment 3. For example, you have not provided supporting information for the following data:

U.S. Department of Commerce and Department of Health and Human
Services data, page 9;
	  U.S. Department of Commerce data, page 58; and CMS information, page 69 and 71.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 551-3377 or Cicely
Luckey,
Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 551-
3852, or me at (202) 551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

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Medical Properties Trust, Inc.
Page 5